Exhibit 3.1

AMENDMENT TO SECOND AMENDED AND RESTATED CHARTER

PACER INTERNATIONAL, INC.

Pursuant to Section 48-20-106 of the Tennessee Business Corporation Act, the undersigned corporation hereby amends its Second Amended and Restated Charter as follows:

I.	The name of the corporation is Pacer International, Inc.

II.	The Section 10 of the Second Amended and Restated Charter shall be amended to add the following section (d):

(d) Except in the case of a contested election, directors shall be elected by the affirmative vote of a majority of the votes cast at a shareholders’ meeting for the election of directors at which a quorum is present. For purposes of this Section 10(d), a “majority of the votes cast” means that the number of shares voted in favor of a nominee exceeds the shares voted against the nominee, and abstentions and broker non-votes shall not be deemed to be votes cast for purposes of tabulating the vote. An election shall be considered “contested” if (i) the number of nominees to be considered at the meeting exceeds the number of directors to be elected or (ii) a shareholder has provided the Corporation notice of a nominee for director in accordance with the advance notice provisions of the Corporation’s Bylaws and such nomination has not been withdrawn by the day before the Corporation commences mailing its notice of meeting for the meeting at which the nomination would be considered. In the case of a contested election, directors shall be elected by a plurality of the votes cast at the meeting at which a quorum is present.

III.	This amendment was duly adopted by the shareholders on April 25, 2012 and by the board of directors on February 7, 2012.

IV.	These Articles of Amendment will be effective when filed with the Secretary of State.

PACER INTERNATIONAL, INC.

/s/ Lisa Ormand Taylor
Lisa Ormand Taylor, Corporate Secretary

Date: April 25, 2012